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                                                      Filed by Symmetricom, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                 Subject Company: TrueTime, Inc.
                                                     Commission File No. 0-28473


             Symmetricom and TrueTime Announce Strategic Combination

      Strengthens Core Business with Complementary Technology and Expanded
                          Customer Base in New Markets


San Jose and Santa Rosa, CA -- March 27, 2002-- Symmetricom, Inc. (Nasdaq:SYMM), a leading supplier of network synchronization and timing solutions for the global telecommunications industry, and TrueTime (Nasdaq:TRUE), a leading provider of precision time and frequency products for government and commercial applications, today announced that Symmetricom has agreed to acquire TrueTime in a transaction expected to close during the third quarter of calendar 2002. TrueTime will become a wholly owned subsidiary of Symmetricom.

The acquisition agreement provides for the exchange of 2.6 million shares of Symmetricom common stock and $5 million in cash (subject to possible adjustment in association with transaction costs) for the purchase of outstanding TrueTime shares. The transaction is expected to be accretive to earnings within two quarters after the close of the acquisition.

The combined company will deliver a diversified portfolio of synchronization, timing, frequency and measurement solutions to telecommunications, government and enterprise markets.

The addition of TrueTime's GPS-based technology and products will allow Symmetricom to expand its customer base, add new distribution channels and strengthen its competitive position in the government and commercial markets. The combined company expects to capitalize on cross-selling opportunities as well as research and development synergies and collaboration.

"A major component of our long-term vision is to offer the most comprehensive set of leading-edge products and services in our core timing and synchronization business," said Thomas Steipp, chief executive officer of Symmetricom. "TrueTime's GPS technology, customer base and markets served are complementary to ours and we believe this transaction will allow us to further leverage our operating model."



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"We're thrilled as this acquisition gives us the opportunity to extend our strong market position in telecommunications into the government and enterprise markets, " said Rick Stroupe, executive vice president and general manager of Symmetricom's Frequency and Timing division. "TrueTime's precise clocks are leading products for IP networks in these markets and will be an asset to our comprehensive product offering."

The closing of the transaction is subject to TrueTime stockholder approval and other customary conditions. Following the completion of the acquisition, Symmetricom will appoint TrueTime's President and CEO Elizabeth Withers as its vice president and general manager of the new Santa Rosa-based division, reporting to Rick Stroupe.

"This exciting transaction takes advantage of the complementary strengths of our two companies," said Elizabeth Withers, president and CEO of TrueTime. "We believe that Symmetricom's strength in BesTime(TM) algorithms and wireline synchronization will benefit our strong customer base, especially in the aerospace and defense markets. At the same time, our IP networking capabilities will allow Symmetricom to offer its customers innovative new products at the forefront of GPS precision time technology. We believe that this strategic combination will position the combined company for industry leadership in each major segment of the time and frequency market and will allow us to accelerate our initiatives in emerging networking markets."


I.       Conference Call

Symmetricom and TrueTime will host a joint conference call today, Thursday, March 27 at 10:00 a.m. Pacific Time to discuss the acquisition. The dial-in number is (312)-470-7110, passcode Symmetricom. A replay of the call will be available for a period of seven days commencing at approximately 5:00 a.m. Pacific Time on Monday, April 1. To access the replay, please dial
(888)-568-0418. The live web cast will be available by going to www.symmetricom.com and clicking on the conference call link shown on the Investor Relations main page.


II.      About Symmetricom

Symmetricom, Inc. (Nasdaq:SYMM) makes wireline and wireless communication possible for businesses and consumers, improving global network traffic and increasing the value of the copper telephone wire infrastructure. The company's intelligent synchronization products are essential for the transmission of voice, data and video over any network, and the company's broadband products extend the reach and bandwidth of broadband services from the Internet backbone over the "last mile." Symmetricom's customers include the world's largest carriers and service providers. The Company is headquartered in San Jose, Calif., with offices worldwide. For more information visit http://www.symmetricom.com.


III.     About TrueTime

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TrueTime, Inc, designs develops, manufactures and markets precision time and frequency products that are essential components used by many technology based markets to provide greater accuracy and resolution than can be obtained from traditional timing devices. TrueTime., Inc. is traded on the NASDAQ National Market System under the symbol "TRUE." TrueTime's website is http://www.truetime.com.


Except for the historical information contained herein, this press release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbor created by those Sections. These forward-looking statements include statements as to the expected benefits of the combination of the two companies, and Symmetricom's expectation that it will expand its customer base, add new distribution channels and strengthen its competitive position in the government and commercial markets, as well as the time and frequency market, and the emerging networking markets. Symmetricom's actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by such forward-looking statements include, but are not limited to: the satisfaction of certain conditions to closing of the proposed acquisition, the ability to close the acquisition, and the ability to integrate TrueTime and its technology following the acquisition; reduced rates of demand for wireless and wireline telecommunication services and high-bandwidth applications; increased competition; timing, cancellation or delay of customer orders; failure of new products to pass interoperability testing and field trials; difficulties in manufacturing products to specification; customer acceptance of new products, customer delays in qualification of key new products, and the risk factors listed from time to time in Symmetricom's reports filed with the Securities and Exchange Commission, including but not limited to, the report on Form 10-K for the year ended June 30, 2001 and the report on Form 10-Q for the quarter ended December 30, 2001. These forward-looking statements speak only as of the date hereof. Symmetricom disclaims any intention or obligation to update or revise any forward-looking statements.

ADDITIONAL INFORMATION

Symmetricom and TrueTime will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Symmetricom free of charge by requesting them in writing from Symmetricom or by telephone at 408-433-0910. You may obtain documents filed with the SEC by TrueTime free of charge by requesting them in writing from TrueTime or by telephone at 707-528-1230.

Symmetricom and TrueTime, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of TrueTime in connection with the merger. Information about the directors and executive officers of Symmetricom is set forth in the proxy statement for Symmetricom's 2001 Annual Meeting of Stockholders. Information about the directors and executive officers of TrueTime and their ownership of TrueTime stock is set forth in the proxy statement for TrueTime's 2002 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.